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VINCE NGUYEN vince.nguyen@dechert.com +1 212 698 3566 Direct +1 212 698 0617 Fax

June 11, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 318 to the Registration Statement on Form

N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to Stephanie Capistron and Antonio Fraone of Dechert LLP in a telephonic discussion on June 3, 2021 with respect to your review of Post-Effective Amendment No. 318 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 12, 2021, with such revisions as discussed in the Registrant’s response letter dated June 2, 2021. Post-Effective Amendment No. 318 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of Goldman Sachs Future Planet Equity ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.

Comment: The “Summary—Principal Investment Strategies” section states that the Fund “invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) (“Net Assets”) in equity investments in U.S. and non-U.S. companies.” The Staff believes that the inclusion of the phrase “Future Planet” in the Fund’s name triggers Rule 35d-1 under the Investment Company Act of 1940, as amended.

Please revise the Fund’s 80% policy to reflect that the Fund will invest at least 80% of its assets in the type of investment suggested by its name.

Response: The Registrant respectfully maintains that the term “Future Planet” in the Fund’s name does not implicate Rule 35d-1 as the term is not intended to suggest a particular type of investment or a particular industry or group of industries. See Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2011). Nevertheless, the Fund has adopted a revised policy to invest, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in equity investments in U.S. and non-U.S. companies that Goldman Sachs Asset Management, L.P., the Fund’s investment adviser, believes are associated, at the time the investment is first added to the Fund’s portfolio, with seeking to address environmental problems.

2.

Comment: The “Investment Management Approach—Principal Investment Strategies” section states that “[w]hen creating the investment universe, the Investment Adviser generally focuses on “what” each issuer is creating or producing and may not emphasize “how” the issuer is creating or producing services, products or technologies. Accordingly, the Investment Adviser may determine that an issuer is aligned with one or more of the Key Themes, even when the issuer’s profile reflects negative, or a mixture of positive and negative, environmental, social and governance (“ESG”) characteristics.” Please add this disclosure to the Fund’s Item 4 principal investment strategy disclosure.

Response: The disclosure has been revised accordingly.

3.

Comment: The Registrant notes that the Fund will not be required to monitor on an ongoing basis or sell an investment that no longer aligns with the Key Themes subsequent to the initial purchase. Please include this information in the Fund’s disclosure.

Response: The following sentence has been added to the end of the third sentence of “Thematic Investing Risk” under the “Summary—Principal Risks of the Fund” section and at the end of “Thematic Investing Risk” under the “Risks of the Fund” section in the Prospectus:

In addition, the Investment Adviser is not required to monitor on an ongoing basis whether, subsequent to the initial purchase, a current holding continues to be aligned with one or more of the Key Themes or otherwise associated with seeking to address environmental problems. Because such alignment or association is assessed at the time the investment is first added to the Fund’s portfolio, the Fund is not required to sell, and may instead add to, positions in holdings that no longer continue to be aligned with one or more of the Key Themes or associated with seeking to address environmental problems.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.698.3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen
Vince Nguyen

cc:	Joseph McClain, Goldman Sachs Asset Management, L.P.

Stephanie A. Capistron, Dechert LLP